EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Whitecap Resources Inc. ("Whitecap" or the "Corporation")
3800, 525 – 8th Avenue SW
Calgary, AB T2P 1G1

2.	DATE OF MATERIAL CHANGE

May 12, 2025.

3.	NEWS RELEASE

A news release setting out information concerning the material changes described in this report was issued by the Corporation on May 12, 2025 and disseminated through the facilities of a recognized newswire service and subsequently filed on the Corporation's SEDAR+ profile.

4.	SUMMARY OF MATERIAL CHANGE

Effective May 12, 2025, Whitecap completed a business combination involving Veren Inc. ("Veren") and the holders ("Veren Shareholders") of common shares ("Veren Shares") of Veren (the "Business Combination"). Pursuant to the Business Combination, Whitecap acquired all of the Veren Shares and Veren Shareholders received 1.05 common shares ("Whitecap Shares") of Whitecap for each Veren Share held.

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Effective May 12, 2025, Whitecap completed the Business Combination. Pursuant to the Business Combination, Whitecap acquired all of the Veren Shares and Veren Shareholders received 1.05 Whitecap Shares for each Veren Share held. Whitecap issued approximately 643 million Whitecap Shares pursuant to the Business Combination to acquire all of the outstanding Veren Shares, following which Veren became a wholly-owned subsidiary of Whitecap.

In addition, the employee share value awards, performance share units and restricted share awards of Veren that continued to be outstanding following the closing of the Business Combination (collectively, the "Veren Incentive Securities") continued to be governed by and be subject to the terms and conditions of the applicable Veren incentive plan and award agreement, subject to certain adjustments, and Whitecap shall continue the obligations of Veren under each applicable incentive plan and shall deliver Whitecap Shares to the holders of any such Veren Incentive Securities that are not settled in cash after the effective time of the Business Combination.

On closing of the Business Combination, Whitecap refinanced its existing credit facilities with a new credit facility (the "New Credit Facility") providing for aggregate credit facilities of up to $3.0 billion. The New Credit Facility was used to pay out Veren's $2.255 billion syndicated unsecured credit facility and Veren's $100.0 million unsecured operating credit facility.

In addition, on closing of the Business Combination, Whitecap assumed: (a) Veren's $60 million demand letter of credit facility with The Bank of Nova Scotia; and (b) all of Veren's outstanding senior notes, which consisted of US$20.0 million aggregate principal amount of 4.180% senior notes due 2027, $550 million aggregate principal amount of 4.968% senior notes due 2029, and $450 million aggregate principal amount of 5.503% senior notes due 2034.

As a result of completing the Business Combination, Whitecap became the seventh largest oil and natural gas producer and the fifth largest natural gas producer in Canada. Whitecap is now the largest Alberta Montney and Duvernay landholder and a prominent light oil producer in Saskatchewan. Additional information on selected: (i) reserves and operational information for Whitecap and Veren before giving effect to the Business Combination; and (ii) pro forma reserves and operational information for the combined company after giving effect to the completion of the Business Combination, in each case, as at and for the year ended December 31, 2024, is disclosed under the heading "Selected Pro Forma Operational Information" (the "Pro Forma Operational Information") in Appendix G of the joint management information circular of Whitecap and Veren dated March 28, 2025 ("Joint Information Circular"), which is available on Whitecap's profile on SEDAR+ at www.sedarplus.ca. The Pro Forma Operational Information is incorporated by reference herein.

Effective on closing of the Business Combination, the board of directors of Whitecap was reconstituted to consist of seven members of the board of directors of Whitecap (being Grant Fagerheim, Vineeta Maguire, Glenn A. McNamara, Stephen C. Nikiforuk, Kenneth S. Stickland, Brad Wall and Grant A. Zawalsky) and four members of the board of directors of Veren (being Craig Bryksa, Jodi Jenson Labrie, Barb Munroe and Myron Stadnyk). Following closing of the Business Combination, Whitecap's executive officers continued to manage the combined company.

On May 12, 2025, following closing of the Business Combination, Whitecap entered into two agreements to dispose of certain non-strategic assets for aggregate consideration of $270 million, prior to any closing adjustments. The non-strategic assets include approximately 8,000 boe/d1 (90% liquids) of medium oil production in southwest Saskatchewan and an 8.333% working interest in a natural gas facility in the Kaybob region. The dispositions are expected to close on or before June 30, 2025, subject to customary closing conditions, with the proceeds directed toward our balance sheet.

Following closing of the Business Combination with Veren and entering into the agreements in respect of the Asset Dispositions, Veren and certain of its subsidiaries were amalgamated with Whitecap.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:
Grant Fagerheim, President & CEO or Thanh Kang, Senior Vice President & CFO
Main Telephone: (403) 266-0767

9.	DATE OF REPORT

May 13, 2025.

1 Disclosure of production on a per boe basis in this Material Change Report consists of the constituent product types and their respective quantities disclosed herein. Refer to Barrel of Oil Equivalency and Production & Product Type Information in this Material Change Report for additional disclosure.

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FORWARD-LOOKING STATEMENT ADVISORY

Certain statements contained in this Material Change Report constitute forward-looking statements and forward-looking information (collectively, "forward-looking statements"). These forward-looking statements relate to future events, plans or future performance. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "believes", "estimated", "intends", "plans", "forecast", "projection", "strategy", "objective" and "outlook") are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Material Change Report should not be unduly relied upon. These statements speak only as of the date of this Material Change Report. In particular and without limitation, this Material Change Report contains forward-looking statements pertaining to: plans with respect to Whitecap's business and Veren's business; and Whitecap's expectation that each of the asset dispositions will close on the anticipated terms and timing.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Whitecap and Veren and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include expectations regarding: the continued integration of Veren's business into that of Whitecap; closing of the asset dispositions on the anticipated terms and timing; and other events or circumstances that could cause Whitecap's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. Readers should carefully consider the risk factors discussed in each of Whitecap's and Veren's Management's Discussion and Analysis for the year ended December 31, 2024, Whitecap's Management's Discussion and Analysis for the three month period ended March 31, 2025, and the Joint Information Circular, each of which is available on SEDAR+ at www.sedarplus.ca, which discussions do not form part of, and are not incorporated by reference in, this Material Change Report. Undue reliance should not be placed on the forward-looking statements contained in this Material Change Report, as actual results achieved will vary from the forward-looking statements provided herein and the variations may be material. Whitecap makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Material Change Report are made as of the date of this Material Change Report. Except as required by applicable securities law, Whitecap undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing list of factors affecting the statements.

This cautionary statement qualifies all forward-looking statements contained in this Material Change Report.

Additionally, statements relating to "reserves" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

CAUTIONARY NOTE REGARDING RESERVES

The pro forma operational information incorporated by reference herein is not necessarily indicative of the reserves and operational performance that would have occurred as at or for such periods had the business combination with Veren been effective at such times or the reserves or operational performance for the combined company in future years.

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OIL & GAS ADVISORIES

"Boe" means barrel of oil equivalent. All boe conversions in this Material Change Report are derived by converting gas to oil at the ratio of six thousand cubic feet ("Mcf") of natural gas to one barrel ("Bbl") of oil. Boe may be misleading, particularly if used in isolation. A Boe conversion rate of 1 Bbl : 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 Bbl : 6 Mcf, utilizing a conversion ratio of 1 Bbl : 6 Mcf may be misleading as an indication of value.

Production & Product Type Information

References to petroleum, crude oil, natural gas liquids ("NGLs"), natural gas and average daily production in this Material Change Report refer to the light and medium crude oil, tight crude oil, conventional natural gas, shale gas and NGLs product types, as applicable, as defined in National Instrument 51-101 ("NI 51-101"), except as noted below.

NI 51-101 includes condensate within the NGLs product type. Whitecap has disclosed condensate as combined with crude oil and separately from other NGLs since the price of condensate as compared to other NGLs is currently significantly higher and Whitecap believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom. Crude oil therefore refers to light oil, medium oil, tight oil and condensate. NGLs refers to ethane, propane, butane and pentane combined. Natural gas refers to conventional natural gas and shale gas combined. Liquids refers to crude oil and NGLs combined.

Whitecap's estimate of the average daily production for the southwest Saskatchewan disposition, as disclosed in this Material Change Report, consists of the following product types, as defined in NI 51-101 (other than as noted above with respect to condensate) and using a conversion ratio of 1 Bbl : 6 Mcf where applicable:

SW Sask Disposition
Light and medium oil (bbls/d)	7,150
Crude oil (bbls/d)	7,150

NGLs (bbls/d)	50

Conventional natural gas (Mcf/d)	4,800
Natural gas (Mcf/d)	4,800

Total (boe/d)	8,000

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